UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announced today that its corporate partner, Boston Scientific Corporation, concluded enrollment in its TAXUS V de novo lesion clinical trial.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 31, 2004	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
March 31, 2004

ANGIOTECH PARTNER CONCLUDES ENROLLMENT IN TAXUS V CLINICAL TRIAL

Vancouver, BC – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) today announced that its corporate partner, Boston Scientific Corporation, concluded enrollment in its TAXUS V de novo lesion clinical trial.  Boston announced that it has enrolled 1,172 patients, surpassing the required sample size of 1,108.  The U.S. Food and Drug Administration (FDA) has confirmed that the Company has reached sufficient enrollment to meet all the required trial analyses, and that it may therefore close enrollment in the trial.

The TAXUS V clinical trial expands on the TAXUS IV trial, which established the safety and efficacy of the TAXUS™ Express2™ paclitaxel-eluting stent system.  TAXUS V is studying a higher-risk patient population than TAXUS IV.  Final results are expected in early 2005, when the nine-month follow-up data have been analyzed.

Although the TAXUS V data remain blinded, preliminary safety data indicate that event rates for all safety parameters – including stent thrombosis – are within the acceptable range seen in all other TAXUS clinical trials, despite the higher-risk patient population.

“The lesions enrolled in TAXUS V are some of the most challenging we face as interventional cardiologists,” said Gregg Stone, M.D., Principal Investigator of TAXUS V and Director, Cardiovascular Research and Education, The Cardiovascular Research Foundation at the Lenox Hill Heart and Vascular Institute in New York.  “We are hopeful that the outcomes of TAXUS V in this higher-risk patient population will extend the results from TAXUS IV, broadening the range of patients who may benefit from this breakthrough technology.”

The TAXUS V ISR (in-stent restenosis) trial is an independent trial evaluating outcomes in patients who have developed narrowing in a bare-metal stent.  This trial continues to enroll patients.

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties.  For more information, please visit: www.bostonscientific.com.

Angiotech Pharmaceuticals, Inc. is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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For more information contact:

Analysts:

Rui Avelar

Angiotech Pharmaceuticals, Inc.   (604) 221-7676 ext 6996

Investors:

Ian Harper

Angiotech Pharmaceuticals, Inc.   (604) 221-7676 ext 6933

Media:

Eric Starkman

Starkman & Associates                  (212) 252-8545